10126118

02020527

RECD S.E.C.
FEB 2 0 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 1 3 2002
THOMSON
FINANCIAL

For the month of February 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systèmes S.A. (the "Company") is furnishing under cover of Form 6-K (i) a press release dated February 26, 2002 announcing the signing of an alliance between Dassault Systèmes and Famotik to adopt Dassault Systèmes' World Class 3d PLM and Enovia; (ii) a press release dated February 26, 2002 announcing the release of Dassault Systèmes' V5R8; and (iii) a press release dated February 26, 2002 announcing the signing of an alliance between Dassault Systèmes and Hitachi Zosen Information Systems (HZS) to develop and sell HZS new generation, collaborative Space-E/Cam and MOLD Solutions.

Famotik and Dassault Systemes to Deliver Industry-based 3d PLM Collaborative Workspaces for Japanese Market

Famotik Extends Leading Collaborative Portal, FTK/WATS, to Adopt Dassault Systemes World Class 3d PLM and ENOVIA Solutions and Generalize Support of Open Standards for Full Enterprise Deployment

Suresnes (France), and Tokyo (Japan). February, 26th, 2002 – Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and Famotik today announced the signing of a strategic alliance whereby Famotik will extend its current leading collaborative portal environment FTK/WATS (Famotik Web Application Total Solutions) to adopt Dassault Systemes' World-Class 3d PLM and ENOVIA solutions. The Famotik objective is to provide its channel with the most advanced PLM portal infrastructure and components to serve Japanese companies and their suppliers. In addition, as a result of this strategic alliance, Famotik will rely extensively on world-class standards such as CAA V5 (Dassault Systemes' Open Component Application Architecture) and WAS (Web Application Servers) such as Interstage, Cosminexus, Websphere and .NET, to accelerate the deployment of world-class decision-support collaborative workspaces and drive Japanese industry competitiveness.

With its Web Application Total Solution (WATS), Famotik is the Japanese leader in open collaborative portal infrastructure and content for the Japanese manufacturing industries. In Japan, Famotik has developed a unique indirect channel of software vendors and Systems Integrators (SI) that provides highly-skilled consulting services to adapt WATS to unique vertical industries and processes. Helping Japanese companies work more efficiently with their customers and suppliers, WATS SI also take advantage of Famotik's early adoption of open standards (XML, JAVA, WAS) and unique federation capability to implement sophisticated decisionsupport portals for PLM, CRM, SCM and ERP process integration.

" The Dassault Systemes - Famotik partnership is extremely exciting and promising to us and our over 120 Japanese customers and associates of FTK/WATS who are notable major Japanese manufacturers in variety of fields, including, for example, Hitachi, Sanyo, Fujitsu. They will now have global access beyond Japan through the global power of Dassault Systemes' 3d PLM. This is the exact wish and need of all our customers and associates in Japan", said Mike Arashiba, President, Famotik.

"Manufacturing businesses are inevitably required to have global standards. The product lifecycle through design to marketing and support goes beyond borders. Individual tools such as SFA, SCM, PDM, CRM and ERP must eventually come under a uniform and common control and management. We expect the Famotik-Dassault Systemes alliance to be a stepping stone for the future. Within this framework, we can deliver a next-generation semantic web using XLM;" stated Mr.Kunio OHNO, Chief Engineer Business Development, Docomo Systems, Ltd.

"We've been working closely with Famotik to create a joint solution for Japanese manufacturers based on FTK/WATS combined with INTERSTAGE, offering the later as a global and open system." explained Mr. Masahiko FUJITA, Group Senior Vice President Software Group, FUJITSU, LTD. *"For global competitiveness of manufacturers we positively support the joint agreement between Famotik and Dassault Systemes".*

Said Mr. Takafumi NAKAYAMA, Senior Manager, R & D Headquarters, SANYO Electric Co.Ltd, *"We are working to build a global-level collaborative system using FTK/WATS. We positively expect the new Famotik - Dassault Systemes partnership to offer us an advanced solution to support intelligent and creative activities of engineers within the global environment."*

Dassault Systemes is the premier global 3d PLM solutions provider. 3d PLM enables customers to optimize their business ***Processes*** for Engineering, Manufacturing, Maintenance & Support, using ***Collaborative Workspaces*** to share a common Product, Process and Resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** all along the Product lifecycle. The open ***CAA V5*** *(Component Application Architecture)* allows extension and integration of this solution within multiple enterprise environments.

"This strategic alliance is win-win", said Dominique Florack, Executive VP, Dassault Systemes, *"as the FTK/WATS customers will get access to world-class collaborative workspace solutions totally specialized and customized by local Japanese companies. I am fully committed to helping Famotik and its partners to be very successful by providing them with all the necessary V5 open technologies they need to deliver superior 3d PLM solutions to the Japanese market."*

About Famotik

Founded in 1988, Famotik, Ltd. Is specialized in sales and services of a variety of 3D CAD/CAM products. Through its experiences in the manufacturing sector, Famotik realized the need of manufacturing industries for collaborative environment for entire product life cycle, beyond individual packaged software. The company started building structures for knowledge management environment, collaborative engineering portal including SCM, and structures for technical information portal for design and manufacturing; uniform visualization environment and mobile Internet environment at various media, B to B environment, all of which have been developed under unified Famotik methodology. The collaborators/investors of the Famotik FTK/WATS enterprise, as well as resellers and customers now exceed 120 and include HZS, TIS, ISID, Toyo Business Engineering, Hitachi, Sanyo, Fujitsu, Kubota Solid, Otsuka-Shokai, Yazaki, Benic(Kawasaki HI) etc.

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with ebusiness solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutons that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smartearn Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com

Famotik Press Contact:
Taizo ONO
+ 81/3/3556-0063
e-mail : ono@famotik.co.jp

Dassault Systemes Press Contact:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes V5R8 Makes 3d PLM an Industrial Reality

Building 3D Innovation and Productivity into Product Lifecycle Management, Dassault Systemes' Latest Suite of 3d PLM Solutions is Targeted for Full Enterprise Deployment

Paris, France – February 26, 2002 – Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) announced today that its latest release, V5R8, makes 3d Product Lifecycle Management (PLM) an industrial reality, targeted for full enterprise deployment. For manufacturing industries of all types and sizes, V5R8 is the strategic path to product innovation and market leadership. The 3d PLM brands - CATIA, DELMIA, and ENOVIA/SMARTEAM – deliver the means for product creation (the "what"), for digital manufacturing ("the how"), as well as for collaboration and lifecycle management with collaborative workspaces.

3d PLM enables customers to optimize their business ***processes*** for Engineering, Manufacturing, Maintenance & Support using ***collaborative workspaces*** to share a common product, process, and resource model ***PPR***). PPR allows companies to capture, exchange and reuse ***knowledge*** throughout the entire product lifecycle. The ***CAA V5*** open architecture allows extension and integration of this solution within multiple enterprise environments.

- ***Process Centric***

3d PLM provides industry-wide process support resulting from Dassault Systemes strong and unique relationship with its customers. With an unmatched portfolio of more than 300 products, V5R8 covers a large range of mission-critical processes in all targeted industries (Aerospace, Automotive, Shipbuilding, Electronics & Equipment, Fabrication & Assembly and Consumer Goods, among others).

- ***Collaborative Workspaces***

Working together through execution of their business processes is today the biggest challenge of global companies and their supply chain. Collaborative workplaces provide customers with a unique environment that enables enterprise members to connect and interact real-time using the power of 3D, and to share a common, "in work" digital mock-up of the products, processes, and resources. In V5R8, the ENOVIA Portal 3d Com delivers collaborative workspaces and decision support capabilities with an extended access to ENOVIA virtual product modeling and lifecycle applications as well as SMARTEAM for full supply chain integration.

- ***PPR***

The PPR hub is the "Digital Pipeline" for PLM-driven enterprise integration, providing the strategic means for true concurrent definition, simulation, and optimization of products, processes, and resources throughout the product lifecycle. The PPR is unique in its ability to manage multiple views (xBOM) of product, process and resource information. The unsurpassed integration of CATIA, DELMIA, ENOVIA/SMARTEAM delivered with V5R8 is a direct consequence of the 3d PLM unique and open PPR hub technology.

- ***Knowledge***

Knowledge capture and reuse is at the heart of a successful strategy for manufacturing companies. Dassault Systemes' 3d PLM knowledge-based solutions enable companies to innovate through the definition, storage and reuse of their best practices and intellectual property. Best practices and intellectual property can then be used as a competitive advantage for new projects, and either protected or shared with the right partners and suppliers. V5R8 offers pervasive access to corporate knowledge and industry-standard templates, and provides capability ranging from the reuse of simple components to the morphing of complex systems.

- ***CAA***

CAA V5 is Dassault Systemes' open middleware and development environment for 3d PLM. CAA V5 delivers all leading-edge technologies (PPR, Knowledge and many others) which are systematically used with success within the Dassault Systemes 3d PLM brands. Owing to its unique competitiveness, CAA V5 is adopted by major software vendors in the PLM industry as the de facto standard. In joining, two weeks ago, the IBM/Microsoft WS-I (Web Services Interoperability) initiative, Dassault Systemes has once again demonstrated its commitment to open standards for CAA V5.

"*With 3d PLM, we share the same vision as our customers, which is all about creating and using the digital world from design sketch to product delivery. Our recent V5R8 product launch has enabled us to reach a critical, unparalleled level of 3d PLM application offering and integration*" said Bernard Charlès, President, Dassault Systemes. "*Our proven commitment to providing manufacturing companies with the means for building innovation and productivity into their product development lifecycle has placed 3d PLM at the forefront of the PLM era. 3d PLM is now a reality.*"

How 3d PLM is Made Available to Customers

V5R8 is made available through a suite of Solutions called CATIA, DELMIA, and ENOVIA/SMARTEAM. With these Solutions, customers can implement their own vision, strategy and 3d PLM environment at their own pace, regardless of whether the initial focus is on design, manufacturing, collaboration, or virtual data management. Customers can start 3d PLM deployment at any point in the product lifecycle process and grow their 3d PLM to cover their entire manufacturing environment. 3d PLM delivery is guaranteed through the brands themselves as well as an extended network of worldwide and local consulting, service, development, support and sales partnerships.

##

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with ebusiness solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product,processes and resources. The combined integration creates the Digital Product life cycle pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

Dassault Systemes Press Contact:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:
Michael Polyviou
Press: **Brian Maddox**
Morgen-Walke Associates, Inc.
+1 212-850-5600
Europe: Lorie Lichtlen
+ 33 47 03 68 13

Dassault Systemes and Hitachi Zosen Information Systems Reshape CAM and Mold Market

Hitachi Zosen Information Systems to Develop New Generation, Collaborative, End-to-End CAM and Mold Solutions on Dassault Systemes' Version 5 Architecture

Suresnes (France), and Tokyo (Japan). February 26th, 2002 – Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and Hitachi Zosen Information Systems (HZS) today announced the signing of a strategic alliance whereby HZS will develop and sell HZS new generation, collaborative Space-E/CAM and MOLD Solutions. Leveraging Dassault Systemes' Version 5 Architecture and NC and Tooling Solutions, the new alliance will deliver the largest, most advanced 3d PLM integrated CAM and Mold portfolio on the Asia-Pacific market. As part of this agreement, HZS will provide highly-skilled sales, consulting and support to customers who want to call on the largest and most integrated 3d PLM CAM and Mold portfolio available.

"This alliance brings together two of the five largest vendors in the CAM software marketplace, with HZS as the largest supplier in Asia Pacific. The deployment of CAA V5 open architecture and CAM processes, combined with the HZS market presence, and expertise in local mold and CAM operations, will result in a powerful offering to small and medium enterprises in Asia Pacific. It exemplifies the commitment both companies have made to the CAM software market, and I expect this alliance to have a major impact on this important segment of manufacturing." stated Alan M. Christman, Vice President, CIMdata.

A leader in Asia Pacific in CAM and Mold software, HZS is a recognized expert in the extended automotive supplier chain and electronics and electrical markets. Thanks to the new alliance, HZS reinforces its leadership, and will be able to deliver next generation V5-based SPACE-E 3d PLM Solutions meeting the specific needs of the Asia-Pacific market. To rapidly develop its new generation V5 SpaceE/CAM and Mold products, HZS will benefit from the unique competitive edge of the V5 architecture and V5 NC and Tooling solutions.

"HZS has provided CAD/CAM technology based on the experience and knowhow of Japanese production for over 20 years", commented Fukutake san, President of HZS. *"Our partnership with the world's leading 3d PLM solutions provider, Dassault Systemes, will naturally push our CAD/CAM level up even higher and eliminate data translation nuisance. The partnership will broaden solutions and give birth to a new business model. The union will definitely bring forward a more sophisticated, productive, cutting edge technology for our customers and all manufacturing sectors".*

Dassault Systemes is the premier global 3d PLM solutions provider. 3d PLM enables customers to optimize their business ***Processes*** for Engineering, Manufacturing, Maintenance & Support using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, exchange and reuse ***Knowledge*** all along the Product lifecycle. The open ***CAA V5*** *(component application architecture)* allows extension and integration of this solution within multiple enterprise environments.

"HZS endorsement of CAA V5 is a definitive step forward, delivering the best and widest CAM and Mold portfolio available for allindustries, and establishing V5 as the de facto standard for 3d PLM " said Dominique Florack, Executive Vice President, Dassault Systemes. *"In addition customers will get outstanding benefit from having HZS focus their specialized marketing, sales and consulting skills on the new PLM-integrated Version 5 CAM & Mold Design and Simulation Solutions".*

Said Managing Director Seijun Kinjyo MELCO LTD, *The alliance between HZS, a leading vendor in CAD/CAM solutions for the mold and die industry, and Dassault Systemes, the world leader in PLM market, is big positive news for die makers like MELCO. We welcome this news as we expect that this alliance will solve the data conversion problems we have endured for a long time, and will soon bring global level integrated CAD/CAM systems to the market. As customers, we support this alliance because it makes such solutions a reality.*

About HITACHI ZOSEN INFORMATION SYSTEMS CO., LTD.
Hitachi Zosen Information Systems Co., Ltd. (HZS), headquartered in Tokyo, Japan, was established in 1977 with system integration as its corporate mission. Through many successful experiences with various industries, HZS provides extensive product portfolio in three areas; CAD/CAM/CAE, GPS/GIS and ERP/SCM.Space-E family, HZS' flagship solutions including Space-E CAM and Space-E MOLD, offers comprehensive suite of products to satisfy various needs in the manufacturing field. HZS is the leader in Japanese the CAM and MOLD software as well as GPS market with leading market share. With global distribution and partner network, HZS Group currently employs more than 900 people and it has 22 sales support offices around the world.
Information about HZS is available at http://www.hzs.co.jp.

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with ebusiness solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com

HZS Press Contact:
Junji Kanaoka
+81-3-5711-5331
kana@tsd.hzs.co.jp

Dassault Systemes Press Contact:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:
Michael Polyviou
Press: **Brian Maddox**
Morgen-Walke Associates, Inc.
+1 212-850-5600
Europe: Lorie Lichtlen
+ 33 47 03 68 13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 27, 2002

By: [signature]
Name: Thibault de Tersant
Title: Executive Vice President,
Finance and Administration